Exhibit 99.1

SINA Reports Second Quarter 2013 Financial Results

SHANGHAI, China—August 12, 2013—SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•          Net revenues increased 20% year over year to $157.5 million.  Non-GAAP net revenues  increased 20% year over year to $152.8 million, exceeding the Company’s guidance between $143.0 million and $147.0 million.

•          Advertising revenues grew 17% year over year to $120.6 million, exceeding the Company’s guidance between $117.0 million and $119.0 million.

•          Non-advertising revenues increased 30% year over year to $36.9 million.  Non-GAAP non-advertising revenues increased 35% year over year to $32.2 million, exceeding the Company’s guidance between $26.0 million and $28.0 million.

•          Net loss attributable to SINA, which included a one-off charge of $27.1 million in connection with the investment from the Alibaba Group (“Alibaba”) in Weibo Corporation (“Weibo”), was $11.5 million, or $0.17 diluted net loss per share attributable to SINA.  Non-GAAP net income attributable to SINA grew 281% year over year to $14.2 million, or $0.21 non-GAAP diluted net income per share attributable to SINA.

“I’m pleased with SINA’s performance in the second quarter.” said Charles Chao, Chairman and CEO of SINA.  “Although the macro-economic conditions in China remain uncertain, our strategy to diversify SINA’s revenue stream to beyond big-brand advertisers and to leverage Weibo’s continued traffic growth to develop social and mobile advertising as well as value-added services is placing SINA in a good position for more profitable revenue growth while making heavy investments for the future.”

Second Quarter 2013 Financial Results

For the second quarter of 2013, SINA reported net revenues of $157.5 million, compared to $131.6 million for the same period last year.  Non-GAAP net revenues for the second quarter of 2013 totaled $152.8 million, compared to $126.9 million for the same period last year.

Online advertising revenues for the second quarter of 2013 were $120.6 million, compared to $103.1 million for the same period last year.  Weibo advertising revenues for the second quarter of 2013 grew 209% year over year to $30.0 million.  Non-GAAP non-advertising revenues for the second quarter of 2013 totaled $32.2 million, compared to $23.8 million for the same period last year.  Mobile Value-Added Services (“MVAS”) revenues for the second quarter of 2013 increased 13% year over year to $19.9 million, which included $4.3 million from one-off revenues. Weibo Value-Added Services (“Weibo VAS”) revenues, which include revenue share from web games and Weibo membership fees, grew 186% to $7.7 million.

Gross margin for the second quarter of 2013 was 54% compared to 53% for the same period last year.  Cost of sales included $3.9 million in stock-based compensation expense related to the Alibaba transaction (see Other section below for further information).  Non-GAAP advertising gross margin increased to 57% from 54% for the same period last year reflecting the Company’s ability to scale its advertising business profitably.  Non-advertising revenue gross margin for the second quarter of 2013 was 55%, up from 54% for the same period last year.  Non-GAAP non-advertising revenue gross margin for the second quarter of 2013 increased to 49% from 45% for the same period last year, due to the increase in revenue contribution from higher margin Weibo VAS, partially offset by the decline in MVAS margin.

Operating expenses for the second quarter of 2013 totaled $102.5 million, compared to $69.8 million for the same period last year.  Excluding stock-based compensation, which included $23.2 million related to the Alibaba transaction (see Other section below for further information), non-GAAP operating expenses for the second quarter of 2013 totaled $75.4 million, compared to $66.8 million for the same period last year.  The increase in non-GAAP operating expenses was primarily due to higher personnel costs and, to a lesser extent, increased bad debt expenses, partially offset by lower marketing expenditures.

Loss from operations for the second quarter of 2013 was $18.2 million, compared to income from operations of $0.2 million for the same period last year.  Non-GAAP income from operations for the second quarter of 2013 was $8.8 million, compared to loss from operations of $0.8 million for the same period last year.

Non-operating income for the second quarter of 2013 was $8.2 million, compared to $34.2 million for the same period last year.  Non-operating income for the second quarter of 2013 included $1.3 million, or $4.2 million on a non-GAAP basis, in earnings from equity investments, which were accounted for under the equity-method accounting and reported on a one-quarter lag basis.  Non-operating income for the second quarter of 2012 included a net gain of $32.8 million, primarily related to the gain in investment from China Real Estate Corporation (“CRIC”) resulting from its merger with E-House (China) Holdings Limited (“E-House”).

Net loss attributable to SINA for the second quarter of 2013 was $11.5 million, compared to a net income of $33.2 million for the same period last year.  Diluted net loss per share attributable to SINA for the second quarter of 2013 was $0.17, compared to a diluted net income per share of $0.49 for the same period last year.  Non-GAAP net income attributable to SINA for the second quarter of 2013 was $14.2 million, compared to $3.7 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2013 was $0.21, compared to $0.05 for the same period last year.

As of June 30 2013, SINA’s cash, cash equivalents and short-term investments totaled $1,237.0 million, compared to $713.6 million as of December 31, 2012.  The increase in cash, cash equivalents and short-term investments was mainly due to the net cash received from Alibaba for the investment in Weibo.  For the second quarter of 2013, cash provided by operating activities was $43.6 million, capital expenditures totaled $10.9 million and depreciation expenses amounted to $8.7 million.

Other

On April 29, 2013, Alibaba, through a wholly owned subsidiary, invested $586 million to purchase preferred and ordinary shares representing approximately 18% of Weibo’s outstanding share capital on a fully-diluted basis (“Transaction”).  SINA also granted options to Alibaba to enable Alibaba to increase its ownership in Weibo to 30% on a fully-diluted basis at a mutually agreed valuation within a certain period of time in the future.  As part of the Transaction, $49.7 million was recorded as investor options liabilities to reflect the fair value of the options at June 30, 2013, as well as a one-off charge of $27.1 million in stock-based compensation.

Business Outlook

SINA estimates that its non-GAAP net revenues for the third quarter of 2013 will be between $176 million and $180 million, including advertising revenues to be between $151 million and $153 million and non-GAAP non-advertising revenues to be between $25 million and $27 million.  This assumes the low-margin MVAS revenues to decline approximately $6 million sequentially.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenues related to SINA’s equity investment in E-House/CRIC.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income/(loss) from operations, non-GAAP earning/(loss) from equity investments, non-GAAP net income/(loss) attributable to SINA and non-GAAP diluted net income/(loss) per share attributable to SINA.  These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.  Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The Company’s non-GAAP financial measures exclude certain items, including share-based compensation, amortization of intangible assets, recognition of deferred revenue in relation to the CRIC Transaction and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary and change in fair value of investor options liabilities.  The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.  The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations.  The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call

SINA will host a conference call at 9 p.m. Eastern Daylight Time on August 12, 2013 (or 9 a.m. Beijing Time on August 13, 2013) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3051 2745
Passcode for all regions:	29900221

A replay of the conference call will be available through midnight Eastern Daylight Time August 19, 2013.  The dial-in number is +61 2 8199 0299.  The passcode for the replay is 29900221.

About SINA

SINA is an online media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  SINA.cn provides information and entertainment content from SINA portal customized for mobile (WAP) users.  Based on an open platform architecture to host organically developed and third-party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on the platform.

Through these properties and other product lines and businesses, SINA offers an array of online media and social networking services to its users to create a rich canvas for businesses and brand advertisers to connect and engage with their targeted audiences.  SINA generates the majority of its revenues from online advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to:  SINA’s limited operating history in certain new businesses; the global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and MVAS for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with third parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2012 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2013	2012	2013	2013	2012
Net revenues:
Advertising	$120,579	$103,130	$94,289	$214,868	$181,672
Non-advertising	36,906	28,475	31,684	68,590	56,153
	157,485	131,605	125,973	283,458	237,825
Cost of revenues:
Advertising (a)	56,620	48,472	47,810	104,430	92,556
Non-advertising	16,520	13,150	13,547	30,067	26,177
	73,140	61,622	61,357	134,497	118,733
Gross profit	84,345	69,983	64,616	148,961	119,092

Operating expenses:
Sales and marketing (a)	40,119	34,471	30,024	70,143	69,215
Product development (a)	41,250	26,139	30,801	72,051	51,162
General and administrative (a)	21,159	9,188	13,629	34,788	16,509
Amortization of intangibles	12	12	12	24	120
	102,540	69,810	74,466	177,006	137,006
Income/(loss) from operations	(18,195)	173	(9,850)	(28,045)	(17,914)

Non-operating income/(loss):
Earning/(loss) from equity investments, net	1,289	(3,315)	1,526	2,815	(7,236)
Gain/(loss) on sale of and impairment on investments, net	1,850	32,770	(10,852)	(9,002)	35,831
Interest and other income, net	5,058	4,782	4,785	9,843	8,313
	8,197	34,237	(4,541)	3,656	36,908

Income/(loss) before income taxes	(9,998)	34,410	(14,391)	(24,389)	18,994
Income tax credit/(provision)	(3,025)	(1,033)	(185)	(3,210)	241

Net income/(loss)	(13,023)	33,377	(14,576)	(27,599)	19,235
Less: Net income/(loss) attributable to noncontrolling interest	(1,490)	132	(1,405)	(2,895)	(270)

Net income/(loss) attributable to SINA	$(11,533)	$33,245	$(13,171)	$(24,704)	$19,505

Basic net income/(loss) per share attributable to SINA	$(0.17)	$0.50	$(0.20)	$(0.37)	$0.29
Diluted net income/(loss) per share attributable to SINA	$(0.17)	$0.49	$(0.20)	$(0.37)	$0.29

Shares used in computing basic net income/(loss) per share attributable to SINA	66,814	66,337	66,687	66,751	66,261
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,814	66,809	66,687	66,751	66,795

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$4,460	$751	$568	$5,028	$1,558
Sales and marketing	6,223	754	790	7,013	1,520
Product development	8,794	868	791	9,585	1,935
General and administrative	12,155	1,346	3,118	15,273	2,479

1

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2013	2012
Assets
Current assets:

Cash and cash equivalents	$929,368	$199,826
Short-term investments	307,628	513,772
Accounts receivable, net	159,226	135,251
Prepaid expenses and other current assets	30,099	36,498
Total current assets	1,426,321	885,347

Property and equipment, net	71,620	76,640
Goodwill and intangible assets, net	26,911	15,840
Equity investments, net	457,118	466,875
Other assets	62,914	38,204
Total assets	$2,044,884	$1,482,906

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,603	$7,994
Accrued liabilities	213,417	168,677
Deferred revenues	43,455	36,892
Income taxes payable	12,008	13,466
Investor options liabilities	49,705
Total current liabilities	323,188	227,029

Long-term deferred revenue	98,411	107,784
Other long-term liabilities	3,148	2,220
Total liabilities	424,747	337,033

Shareholders’ equity
SINA shareholders’ equity	1,139,011	1,136,670
Non-controlling interest	481,126	9,203
Total shareholders’ equity	1,620,137	1,145,873

Total liabilities and shareholders’ equity	$2,044,884	$1,482,906

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2013	2012	2013	2013	2012

Net revenues
Advertising	$120,579	$103,130	$94,289	$214,868	$181,672
MVAS	19,920	17,668	15,863	35,783	36,686
Others	16,986	10,807	15,821	32,807	19,467
	$157,485	$131,605	$125,973	$283,458	$237,825

Cost of revenues
Advertising	$56,620	$48,472	$47,810	$104,430	$92,556
MVAS	13,816	10,778	11,026	24,842	22,455
Others	2,704	2,372	2,521	5,225	3,722
	$73,140	$61,622	$61,357	$134,497	$118,733

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2013				June 30, 2012				March 31, 2013
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$120,579			$120,579	$103,130			$103,130	$94,289			$94,289
Non-advertising revenues	36,906	(4,686	)(c)	32,220	28,475	(4,686	)(c)	23,789	31,684	(4,686	)(c)	26,998
Net revenues	$157,485	$(4,686)		$152,799	$131,605	$(4,686)		$126,919	$125,973	$(4,686)		$121,287

		4,460	(a)			751	(a)			568	(a)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Gross profit	$84,345	$(226)		$84,119	$69,983	$(3,935)		$66,048	$64,616	$(4,118)		$60,498

		(27,172	)(a)			(2,968	)(a)			(4,699	)(a)
		(12	)(b)			(12	)(b)			(12	)(b)
Operating expenses	$102,540	$(27,184)		$75,356	$69,810	$(2,980)		$66,830	$74,466	$(4,711)		$69,755

		31,632	(a)			3,719	(a)			5,267	(a)
		12	(b)			12	(b)			12	(b)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Income/(loss) from operations	$(18,195)	$26,958		$8,763	$173	$(955)		$(782)	$(9,850)	$593		$(9,257)

		31,632	(a)
		12	(b)
		(4,686	)(c)			3,719	(a)			5,267	(a)
		2,874	(d)			12	(b)			12	(b)
		(1,850	)(e)			(4,686	)(c)			(4,686	)(c)
		(864	)(f)			4,217	(d)			3,275	(d)
		(1,361	)(g)			(32,770	)(e)			10,852	(e)
Net income/(loss) attributable to SINA	$(11,533)	$25,757		$14,224	$33,245	$(29,508)		$3,737	$(13,171)	$14,720		$1,549

Diluted net income/(loss) per share attributable to SINA	$(0.17)			$0.21	$0.49			$0.05	$(0.20)			$0.02
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,814	270	(h)	67,084	66,809	—		66,809	66,687	268	(h)	66,955

Gross margin - advertising	53%	4%		57%	53%	1%		54%	49%	1%		50%

	Six months ended
	June 30, 2013				June 30, 2012
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$214,868			$214,868	$181,672			$181,672
Non-advertising revenues	68,590	(9,372	)(c)	59,218	56,153	(9,372	)(c)	46,781
Net revenues	$283,458	$(9,372)		$274,086	$237,825	$(9,372)		$228,453

		5,028	(a)			1,558	(a)
		(9,372	)(c)			(9,372	)(c)
Gross profit	$148,961	$(4,344)		$144,617	$119,092	$(7,814)		$111,278

		(31,871	)(a)			(5,934	)(a)
		(24	)(b)			(120	)(b)
Operating expenses	$177,006	$(31,895)		$145,111	$137,006	$(6,054)		$130,952

		36,899	(a)			7,492	(a)
		24	(b)			120	(b)
		(9,372	)(c)			(9,372	)(c)
Income/(loss) from operations	$(28,045)	$27,551		$(494)	$(17,914)	$(1,760)		$(19,674)

		36,899	(a)
		24	(b)
		(9,372	)(c)			7,492	(a)
		6,149	(d)			120	(b)
		9,002	(e)			(9,372	)(c)
		(864	)(f)			7,795	(d)
		(1,361	)(g)			(35,831	)(e)
Net income/(loss) attributable to SINA	$(24,704)	$40,477		$15,773	$19,505	$(29,796)		$(10,291)

Diluted net income/(loss) per share attributable to SINA	$(0.37)			$0.23	$0.29			$(0.16)
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,751	269	(h)	67,020	66,795	(534	)(h)	66,261

Gross margin - advertising	51%	3	% *	54%	49%	1%		50%

(a)    To adjust stock-based compensation related to employee incentives.

(b)    To adjust  amortization of intangible assets.

(c)    To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)    To adjust share of equity investments’ GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e)    To adjust gain/(loss) on sale of equity investment, gain/(loss) on deemed disposal and (impairment) on investments, net

(f)     To adjust the change in fair value of investor options liabilities

(g)    To adjust gain/(loss) attributable to noncontrolling interest

(h)    To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

* Rounding

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	June 30, 2013			June 30, 2012			March 31, 2013
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,408			$1,961			$1,632
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,050			1,663			1,202
Earning/(loss) from equity investments, net	$1,705	$2,458	$4,163	$(2,722)	$3,624	$902	$1,967	$2,834	$4,801
Share of amortization of equity investments’ intangibles not on their books	$(416)	$416	$—	$(593)	$593	$—	$(441)	$441	$—
	$1,289	$2,874	$4,163	$(3,315)	$4,217	$902	$1,526	$3,275	$4,801

	Six months ended
	June 30, 2013			June 30, 2012
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$3,040			$3,115
To adjust amortization expenses of intangible assets resulting from business acquisitions		2,252			3,351
Earning/(loss) from equity investments, net	$3,672	$5,292	$8,964	$(5,907)	$6,466	$559
Share of amortization of equity investments’ intangibles not on their books	$(857)	$857	$—	$(1,329)	$1,329	$—
	$2,815	$6,149	$8,964	$(7,236)	$7,795	$559

* Earning/(loss) from equity investments is recorded one quarter in arrears.